EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Profit	$73	$76	$208	$216

Add:
Provision for income taxes	13	-	39	45

Profit before income taxes	$86	$76	$247	$261

Fixed charges:
Interest expense	$228	$255	$696	$809
Rentals at computed interest*	1	1	4	4

Total fixed charges	$229	$256	$700	$813

Profit before income taxes plus fixed charges	$315	$332	$947	$1,074

Ratio of profit before income taxes plus fixed charges to fixed charges	1.38	1.30	1.35	1.32
*Those portions of rent expense that are representative of interest cost.